FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2019

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly-Held Company

CNPJ/ME 47.508.411 / 0001-56

NIRE 35.300.089.901

CALL NOTICE

SPECIAL MEETING OF THE HOLDERS OF PREFERRED SHARES

The holders of preferred shares of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”) are hereby called to the Special Meeting of the Holders of Preferred Shares (“Special Meeting”) to be held on December 30, 2019 at 3pm at Avenida Brigadeiro Luís Antônio, No. 3,142, Jardim Paulista, Zip Code 01402-901 in the City of São Paulo, State of São Paulo, in order to resolve on the following Agenda:

Pursuant to the first paragraph of Article 136 of Law 6,404, dated as of December 15, 1976, as amended, ratify the conversion of all preferred shares issued by the Company into common shares, in the proportion of one common share to each preferred share as required for the migration of the Company to the Novo Mercado, a special listing segment of B3 S.A – Brasil, Bolsa, Balcão (“B3”).

We hereby inform that all documents related to the resolution that will be considered at the Special Meeting called herein are available to the shareholders at the Company's headquarters, on the Investor Relation’s website of the Company (www.gpari.com.br) and on the websites of the Brazilian Securities and Exchange Commission – (CVM) (www.cvm.gov.br) and of B3 (www.b3.com.br).

The attendance of the Shareholders may be (a) in person, (b) by a duly constituted attorney-in-fact or (c) by distance voting ballot sent to their respective custodian agents (if they provide this type of service), or to Itaú Corretora de Valores S.A., the share registry agent of the Company (“Share Registry Agent”) or directly to the Company, as mentioned below:

(i) Attendance in person: As detailed in the Management Proposal, the Shareholders or their legal representatives must show personal documents, representation documents, as the case may be, and documents proving their stockholding position issued by the Share Registry Agent or custodian agent.

(ii) Attendance in the Special Meeting by attorney-in-fact: As detailed in the Management Proposal, a Shareholder who has an interest in being represented at the Special Meeting hereby called by an attorney-in-fact, shall send notarized copies of the valid documents (with notarized signatures) proving such person is a shareholder of the Company and the representation powers to the Corporate Legal Department, at the Company's head office, with a protocol of delivery, seventy-two (72) hours in advance of the date of the Special Meeting. It should be noted that Shareholders may attend the Special Meeting even though they have not made the prior deposit of the documents. The presentation of such documents at the opening of the Special Meeting is sufficient, pursuant to article 5, paragraph 2nd of CVM Instruction 481, dated as of December 17, 2009, as amended ("CVM Instruction 481").

(iii) Attendance in the Special Meeting by means of distance voting ballot: Pursuant to CVM Instruction 481, Shareholders who have an interest in exercising their right to vote by means of the distance voting ballot must: (i) send instructions of votes by distance, by sending directly to the Company with the documents indicated in the Management Proposal or (ii) send instructions of votes by distance for completion of the distance voting ballot, through their respective custodian agents (if they provide this type of service) or to the Share Registry Agent, through the channels it makes available.

São Paulo, November 29, 2019

Jean-Charles Henri Naouri

Chairman of the Board of Directors

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: November 29, 2019	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Isabela Cadenassi Name: Isabela Cadenassi Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.